SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                    QLT INC.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    746927102
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                3,577,269
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      3,577,269
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,577,269

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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.8%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      746927102              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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       The Schedule 13D filed on September 20, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of QLT Inc. (the "Issuer"), as amended by Amendment Nos. 1, 2, 3, 4 and 5 to the Schedule 13D, is hereby amended as set forth below by this Amendment No. 6 to the Schedule 13D. This is the final amendment to this Schedule 13D and an exit filing for the Reporting Person.

Item 3.       Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is hereby amended and restated as follows:

       The 3,577,269 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $24,162,207. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 5.       Interest in Securities of the Company.

        Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 74,620,328 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed on November 8, 2007 for the period ended September 30, 2007.

       As of the close of business on November 30, 2007, the Reporting Person may be deemed to beneficially own 3,577,269 Shares constituting approximately 4.8% of the Shares outstanding.

         (b) The Reporting Person has sole voting and dispositive powers over the 3,577,269 Shares, which powers are exercised by the Principals.

        (c) The transactions in the Shares effected by the Reporting Person during the past sixty days is set forth below. All of the transactions in Shares listed hereto were effected in open market purchases on the NASDAQ market through various brokerage entities.


Date of Transaction    Shares Purchased (Sold)            Price Per Share ($)
      11/29/07                  (43,973)                         4.72
      11/29/07                   (3,605)                         4.73
      11/29/07                  (60,882)                         4.74
      11/29/07                 (100,000)                         4.75
      11/29/07                 (106,500)                         4.76
      11/30/07                 (100,000)                         4.69
      11/30/07                 (276,500)                         4.70
      11/30/07                 (115,500)                         4.74
      11/30/07                 (123,476)                         4.75
      11/30/07                 (529,441)                         4.76
      11/30/07                  (15,700)                         4.77
      11/30/07                 (424,423)                         4.78
      11/30/07                 (219,900)                         4.91


          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on November 30, 2007.

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CUSIP NO.     746927102              SCHEDULE 13D            PAGE 4 OF 4 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 3, 2007



                                                    JANA PARTNERS LLC

                                                    BY: /s/ Barry Rosenstein
                                                    ---------------------------
                                                    Name: Barry Rosenstein
                                                    Title: Managing Partner

                                                    BY: /s/ Gary Claar
                                                    ---------------------------
                                                    Name: Gary Claar
                                                    Title: Managing Director